Exhibit 99.1

MANAGEMENT’S DISCUSSION & ANALYSIS

The following Management’s Discussion and Analysis (“MD&A”) of financial results should be read in conjunction with the unaudited Financial Statements for the six months ended June 30, 2011 of Pengrowth Energy Corporation and the unaudited consolidated financial statements and MD&A of Pengrowth Energy Trust for the six months ended June 30, 2010. The MD&A is based on information available to August 4, 2011.

STRUCTURE OF THE CORPORATION

Pengrowth Energy Corporation (the “Corporation”) is a Canadian resource company that is engaged in the production, development, exploration and acquisition of oil and natural gas assets. The Corporation was formed through a reorganization involving Pengrowth Energy Trust (the “Trust”), Pengrowth Corporation, its subsidiaries and the security holders of the Trust and Pengrowth Corporation pursuant to a Plan of Arrangement (the “Arrangement”) under the Business Corporations Act (Alberta).

On December 31, 2010 (the “Date of Conversion”), the Trust completed its conversion from an open-end investment trust to a corporation through a business combination resulting in the unitholders of the Trust and the exchangeable shareholders of Pengrowth Corporation owning all the common shares of the Corporation. Unitholders of the Trust received common shares in the Corporation on a one-for-one basis. Exchangeable shareholders of Pengrowth Corporation received 1.02308 common shares of the Corporation for each exchangeable share held. Pursuant to the Arrangement agreement, shareholders’ capital was reduced by the amount of the deficit of the Trust on December 31, 2010. The management team and Board of Directors of the Corporation are comprised of the former management team and elected members of the Board of Directors of the Trust.

The Corporation effected an internal reorganization subsequent to the Date of Conversion whereby, among other things, the Trust and its subsidiaries were dissolved and the Corporation received all the assets and assumed all the liabilities of the Trust.

The Arrangement has been accounted for on a continuity of interest basis and accordingly, the consolidated financial statements for periods prior to the date of conversion reflect the financial position, results of operations and cash flows as if the Corporation had always carried on the business formerly carried on by the Trust. This MD&A may at times refer to common shares, shareholders, shareholders’ capital and dividends which prior to the Arrangement were referred to as trust units, trust unitholders, trust unitholder’s capital and distributions, respectively. References made to trust units are those issued by the Trust. Comparative amounts in this MD&A will also reflect the history of the Trust and its subsidiaries.

FREQUENTLY RECURRING TERMS

Pengrowth uses the following frequently recurring industry terms in this MD&A: “bbls” refers to barrels, “Mbbls” refers to thousands of barrels, “boe” refers to barrels of oil equivalent, “Mboe” refers to a thousand barrels of oil equivalent, “Mcf” refers to thousand cubic feet, “Bcf” refers to billion cubic feet, “Gj” refers to gigajoule, “MMbtu” refers to million British thermal units and “MW” refers to megawatt. Disclosure provided herein in respect of a boe may be misleading, particularly if used in isolation. A boe conversion ratio of six Mcf of natural gas to one barrel of crude oil equivalent is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

ADVISORY REGARDING FORWARD-LOOKING STATEMENTS

This MD&A contains forward-looking statements within the meaning of securities laws, including the “safe harbour” provisions of Canadian securities legislation and the United States Private Securities Litigation Reform Act of 1995. Forward-looking information is often, but not always, identified by the use of words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “forecast”, “target”, “project”, “guidance”, “may”, “will”, “should”, “could”, “estimate”, “predict” or similar words suggesting future outcomes or language suggesting an outlook. Forward-looking statements in this MD&A include, but are not limited to, statements with respect to: reserves, 2011 production, the proportion of 2011 production of each product type, production additions from Pengrowth’s 2011 development program, royalty expenses, 2011 operating expenses, deferred income taxes, goodwill, asset retirement obligations, taxability of dividends, remediation, reclamation and abandonment expenses, capital expenditures, development activities, general and administration expenses, and proceeds from the disposal of properties Statements relating to “reserves” are forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions that the reserves described exist in the quantities predicted or estimated and can profitably be produced in the future.

Forward-looking statements and information are based on Pengrowth’s current beliefs as well as assumptions made by, and information currently available to, Pengrowth concerning general economic and financial market conditions, anticipated financial performance, business prospects, strategies, regulatory developments, including in respect of taxation, royalty rates and

PENGROWTH Second Quarter 2011 Management’s Discussion & Analysis	3

environmental protection, future capital expenditures and the timing thereof, future oil and natural gas commodity prices and differentials between light, medium and heavy oil prices, future oil and natural gas production levels, future exchange rates and interest rates, the proceeds of anticipated divestitures, the amount of future cash dividends paid by Pengrowth, the cost of expanding our property holdings, our ability to obtain labour and equipment in a timely manner to carry out development activities, our ability to market our oil and natural gas successfully to current and new customers, the impact of increasing competition, our ability to obtain financing on acceptable terms, our ability to add production and reserves through our development, exploitation and exploration activities. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause the actual results to differ materially from the beliefs, plans, objectives, expectations and anticipations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: the volatility of oil and gas prices; production and development costs and capital expenditures; the imprecision of reserve estimates and estimates of recoverable quantities of oil, natural gas and liquids; Pengrowth’s ability to replace and expand oil and gas reserves; environmental claims and liabilities; incorrect assessments of value when making acquisitions; increases in debt service charges; the loss of key personnel; the marketability of production; defaults by third party operators; unforeseen title defects; fluctuations in foreign currency and exchange rates; inadequate insurance coverage; counterparty risk; compliance with environmental laws and regulations; changes in tax and royalty laws; Pengrowth’s ability to access external sources of debt and equity capital; the implementation of International Financial Reporting Standards; and the implementation of greenhouse gas emissions legislation. Further information regarding these factors may be found under the heading “Business Risks” herein and under “Risk Factors” in Pengrowth’s most recent Annual Information Form (AIF), and in Pengrowth’s most recent consolidated financial statements, management information circular, quarterly reports, material change reports and news releases. Copies of Pengrowth’s Canadian public filings are available on SEDAR at www.sedar.com. Pengrowth’s U.S. public filings, including the most recent annual report form 40-F as supplemented by its filings on form 6-K, are available at www.sec.gov.

Pengrowth cautions that the foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to Pengrowth, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Furthermore, the forward-looking statements contained in this MD&A are made as of the date of this MD&A and Pengrowth does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, except as required by law. The forward-looking statements in this document are provided for the limited purpose of enabling current and potential investors to evaluate an investment in Pengrowth. Readers are cautioned that such statements may not be appropriate, and should not be used for other purposes.

The forward-looking statements contained in this MD&A are expressly qualified by this cautionary statement.

ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)

On January 1, 2011, Pengrowth adopted International Financial Reporting Standards (”IFRS”) for financial reporting purposes, using a transition date of January 1, 2010. The financial statements for the three and six months ended June 30, 2011, have been prepared in accordance with IFRS. Required comparative information has been restated from the previously published financial statements which were prepared in accordance with Canadian Generally Accepted Accounting Principles (“previous GAAP”). For additional information regarding the changes see section “International Financial Reporting Standards (IFRS)” in this MD&A.

CRITICAL ACCOUNTING ESTIMATES

The financial statements are prepared in accordance with IFRS. Management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and revenues and expenses for the period ended. Certain of these estimates may change from period to period resulting in a material impact on Pengrowth’s results of operations, financial position, and change in financial position.

The following describes Pengrowth’s significant critical accounting estimates.

Estimating oil and gas reserves

Pengrowth engages a qualified, independent oil and gas reserves evaluator to perform an estimation of the amount of oil and gas reserves at least annually. Reserves form the basis for the calculation of depletion charges and assessment of impairment of oil and gas assets. Reserves are estimated using the definitions of reserves prescribed by National Instrument 51-101 (NI 51-101) and the Canadian Oil and Gas Evaluation (COGE) Handbook.

4	PENGROWTH Second Quarter 2011 Management’s Discussion & Analysis

Proved plus probable reserves are defined as the estimated quantities of crude oil, natural gas liquids including condensate and natural gas that geological and engineering data demonstrate a 50% probability of being recovered at the reported level. Due to the inherent uncertainties and the necessarily limited nature of reservoir data, estimates of reserves are inherently imprecise, require the application of judgment and are subject to change as additional information becomes available. The estimates are made using all available geological and reservoir data as well as historical production data. Estimates are reviewed and revised as appropriate. Revisions occur as a result of changes in prices, costs, fiscal regimes, reservoir performance or a change in Pengrowth’s plans.

Impairment testing

The impairment testing of property, plant and equipment is based on estimates of proved plus probable reserves, production rates, oil and natural gas prices, future costs and other relevant assumptions. The impairment assessment of goodwill is based on the estimated fair value of Pengrowth’s cash generating units (CGUs). CGUs are the smallest group of assets that generate cash inflows that are largely independent from other assets or group of assets. By their nature, these estimates are subject to measurement uncertainty and may impact the financial statements of future periods.

ARO

Pengrowth estimates obligations under environmental regulations in respect of decommissioning and site restoration. These obligations are determined based on the expected present value of expenses required in the process of plugging and abandoning wells, dismantling of wellheads, production and transportation facilities and restoration of producing areas in accordance with relevant legislation, discounted from the date when expenses are expected to be incurred. Most of the abandonment of Pengrowth’s wells is estimated to take place far in the future. Therefore, changes in estimated timing of future expenses, estimated logistics of performing abandonment work and the discount rate used to discount future expenses would have a significant effect on the carrying amount of the decommissioning provision.

Valuation of trade and other receivables, and prepayments to suppliers

Management estimates the likelihood of the collection of trade and other receivables and recovery of prepayments based on an analysis of individual accounts. Factors taken into consideration include the aging of receivables in comparison with the credit terms allowed to customers and the financial position and collection history with the customer. Should actual collections be less than estimates, Pengrowth would be required to record additional impairment expense.

ADDITIONAL GAAP MEASURES

Pengrowth uses certain additional GAAP measures that are not defined terms under IFRS to assess performance and believes these measures provide useful supplemental information to investors. The following are the measures Pengrowth uses in assessing performance.

Funds Flow from Operations

Management believes that in addition to cash provided by operations, funds flow from operations, as reported in the Consolidated Statements of Cash Flow is a useful supplemental measure as it provides an indication of the funds generated by Pengrowth’s principal business activities prior to consideration of changes in working capital and remediation expenditures. Pengrowth considers this to be a key measure of performance as it demonstrates its ability to generate cash flow necessary to fund dividends and capital investments.

NON-GAAP FINANCIAL MEASURES

This MD&A refers to certain financial measures that are not determined in accordance with IFRS, herein after referred to as GAAP. These measures do not have standardized meanings and may not be comparable to similar measures presented by other oil and gas companies. Measures such as operating netbacks do not have standardized meanings prescribed by GAAP. See the section of this MD&A entitled Operating Netbacks for a discussion of the calculation.

The current level of capital expenditures funded through retained cash flow, as compared to debt or equity, can be determined when it is compared to the difference in funds flow from operations and dividends paid in the financing section of the Statement of Cash Flow.

Management monitors Pengrowth’s capital structure using non-GAAP financial metrics. The two metrics are Total Debt to the trailing twelve months Earnings Before Interest, Taxes, Depletion, Depreciation, Amortization, Accretion, and other non-cash items (“EBITDA”) and Total Debt to Total Capitalization. Total Debt is the sum of working capital deficit and long term debt as shown on the balance sheet, and Total Capitalization is the sum of Total Debt and Shareholder’s equity.

PENGROWTH Second Quarter 2011 Management’s Discussion & Analysis	5

NON-GAAP OPERATIONAL MEASURES

The reserves and production in this MD&A refer to company interest reserves or production that is Pengrowth’s working interest share of production or reserves prior to the deduction of Crown and other royalties plus any Pengrowth owned royalty interest in production or reserves at the wellhead. Company interest is more fully described in the Corporation’s AIF.

When converting natural gas to equivalent barrels of oil within this MD&A, Pengrowth uses the industry standard of six Mcf to one boe. Barrels of oil equivalent may be misleading, particularly if used in isolation; a conversion ratio of six Mcf of natural gas to one boe is based on an energy equivalency conversion and does not represent a value equivalency at the wellhead. Production volumes, revenues and reserves are reported on a company interest gross basis (before royalties) in accordance with Canadian practice.

Payout Ratio is a term used to evaluate financial flexibility and the capacity to fund dividends. Payout ratio is defined on a percentage basis as dividends declared divided by funds flow from operations.

CURRENCY

All amounts are stated in Canadian dollars unless otherwise specified.

Pengrowth’s second quarter results for 2011 are contained within this MD&A.

REVISED 2011 GUIDANCE AND FINANCIAL HIGHLIGHTS

The following table provides a summary of the 2011 Guidance and actual results for the first six months of 2011.

	Actual		Guidance
	Q1	Q2	YTD	Full Year 2011
Production (boe/d)	73,634	70,958	72,288	72,000 - 74,000
Royalty Expense (% of Sales) (1)	17.9	20.1	19.0	20.0
Operating Expense ($/boe)	14.31	14.73	14.51	13.90
G&A Expense (cash & non-cash) ($/boe)	3.14	2.99	3.07	3.00
Total capital expenditures ($ millions)	140.7	162.5	303.2	550.0

(1)	Royalty expense as a % of sales excludes the impact of commodity risk management contracts.

Production volumes in the first half of 2011 have been negatively impacted by unscheduled pipeline outages in the Swan Hills gas gathering system and Rainbow pipeline system; extended scheduled maintenance activities at Carson Creek, Quirk Creek and Sable Offshore Energy Project (“SOEP”); extreme weather including forest fires and flooding, resulting in overall impacts in the first quarter of 1,400 boe per day and in the second quarter of 4,000 boe per day on our existing production levels.

The extremely wet weather has slowed down our ability to get new wells on production with 18 of the 23 new wells drilled in the Swan Hills area in the second quarter either awaiting completion or tie-in. A recent review of our Judy Creek miscible flood indicates that performance has lagged budget in the first half of the year with a negative impact on full year production of 500 boe per day and a reduction on exit production of approximately 1,000 boe per day. As a result, management has revised 2011 annual production guidance to average between 72,000 and 74,000 boe per day from between 74,000 and 76,000 boe per day, as reported in the first quarter 2011 results, to incorporate these production impacts. Exit production for 2011 is now expected to range between 75,500 and 76,500 boe per day.

Operating expense guidance is being held constant at a total cost of $370 million for 2011 but will increase on a boe basis from $13.54 per boe to $13.90 per boe reflecting the mid-range of the revised production volume guidance.

G&A expense guidance is increasing from $2.64 per boe to $3.00 per boe reflecting increased costs associated with staff and staff turnover in an increasing competitive oil and gas labour market, as well as lower production volume guidance.

6	PENGROWTH Second Quarter 2011 Management’s Discussion & Analysis

FINANCIAL HIGHLIGHTS

	Three months ended			Six months ended
(monetary amounts in thousands, except per boe amounts or as otherwise stated)	June 30, 2011	Mar 31, 2011	June 30, 2010	June 30, 2011	June 30, 2010
Production (boe/d)	70,958	73,634	75,517	72,288	75,572
Net capital expenditures (1)	$162,549	$140,686	$51,655	$303,235	$115,291
Funds flow from operations (2)	$151,720	$146,825	$175,549	$298,545	$337,007
Netback ($/boe) (2) (3)	$28.97	$27.64	$27.75	$28.31	$27.99
Net income (loss)	$88,536	$5,427	$18,177	$93,963	$157,214
Included in net income (loss):
Realized (loss) gain on commodity risk management (4)	$(3,206)	$3,122	$23,252	$(84)	$30,274
Unrealized gain (loss) on commodity risk management (4)	$73,070	$(68,255)	$(2,906)	$4,815	$60,376
Unrealized foreign exchange gain (loss) (4)	$4,634	$23,501	$(42,160)	$28,135	$(10,403)
Deferred tax expense (reduction)	$31,180	$(11,193)	$931	$19,987	$10,586

(1)	Net capital expenditures includes Drilling Royalty Credits.

(2)	Prior periods restated to conform to presentation in the current period.

(3)	Includes the impact of realized commodity risk management contracts.

(4)	Pre-tax amount.

Funds flow from Operations

The following table provides a reconciliation of the change in funds flow from operations from period end 2010 to period end 2011.

($ thousands)	Q2	% Change	YTD	% Change
2010 Funds flow from Operations (1)	175,549		337,007
Volume variance	(22,150)	(13)	(35,530)	(11)
Price variance	61,946	35	58,855	17
Processing income variance	1,858	1	(2,293)	(1)
Lower realized gains on risk management contracts	(26,458)	(15)	(30,358)	(9)
Royalty expense	(13,551)	(8)	3,994	1
Expenses:
Operating	(8,866)	(5)	(11,822)	(4)
Transportation	1,404	1	913	–
Cash G&A	(3,873)	(2)	(9,964)	(3)
Drilling Credits (2)	(16,727)	(10)	(16,727)	(5)
Interest & Financing	(3,144)	(2)	(1,689)	(1)
Realized foreign exchange loss	2,291	1	2,246	1
Other	3,441	2	3,913	1
2011 Funds flow from Operations (1)	151,720	(14)	298,545	(11)

(1)	Prior period restated to conform to presentation in the current period.

(2)	In the second quarter 2010, a $16.7 million gain was recorded related to purchased drilling credits and a property disposition where the proceeds received consisted of drilling credits in excess of the value of the assets sold.

Funds flow from operations decreased 14 percent from the second quarter of 2010 to 2011, and 11 percent for the first six months of 2011 compared to the same period in 2010. The decrease is mainly attributable to a combination of lower production volumes, higher operating expenses and the absence of gains from purchasing third party drilling credits. Partially offsetting the decreased volumes was higher sales revenue due to increased liquids commodity prices, however the increased pricing resulted in lower gains on risk management contracts and higher royalties with respect to the second quarter of 2011.

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Price Sensitivity

The following table illustrates the sensitivity of funds flow from operations to changes in commodity prices:

Estimated Commodity Price Environment (1)		Assumption (2)	Change	Estimated Impact on (3) 12 month Cash Flow ($ millions)
West Texas Intermediate Oil Price	US$/bbl	98.00	$1.00	11.4
Heavy Oil	US$/bbl	98.00	$1.00	1.8
Light Oil	US$/bbl	98.00	$1.00	7.2
NGL	US$/bbl	98.00	$1.00	2.4
AECO Natural Gas Price		4.60	$0.10	6.2
Natural Gas	C$/Mcf	4.60	$0.10	6.2

(1)	Calculations are performed independently and are not indicative of actual results when multiple variables change at the same time.

(2)	Commodity price is based on an estimation of the 12 month forward price curve at July 15, 2011 and does not include the impact of risk management contracts.

(3)	The calculated impact on revenue/cash flow is only applicable within a limited range of the change indicated.

Net Income

For the second quarter of 2011, net income of $88.5 million was recorded, compared to a net income of $18.2 million in the second quarter of 2010, representing an increase of $70.3 million. The significant increase is primarily due to changes in certain non-cash items noted below that offset a $23.8 million decrease in funds flow from operations:

•

An unrealized gain on commodity risk management contracts of $73.1 million ($54.6 million, net of deferred tax) compared to an unrealized loss of $2.9 million ($2.1 million, net of deferred tax) in the second quarter of 2010. This unrealized amount is determined by the change in fair value of the forward contracts between periods which affects net income through these unrealized amounts.

•

Recording of an unrealized foreign exchange gain of $4.6 million ($4.0 million, net of deferred tax) compared to an unrealized foreign exchange loss of $42.2 million ($36.8 million, net of deferred tax) in the second quarter of 2010.

During the first six months of 2011, net income decreased by $63.3 million from the same period last year. The decrease is primarily due to changes in non-cash items noted below in addition to a $38.5 million decrease in funds flow from operations:

•

Lower unrealized gains on commodity risk management contracts of $4.8 million ($3.6 million, net of deferred tax) compared to a gain of $60.4 million ($43.3 million, net of deferred tax) in the first half of 2010.

•

Recording of an unrealized foreign exchange gain of $28.1 million ($24.5 million, net of deferred tax) compared to an unrealized foreign exchange loss of $10.4 million ($9.0 million, net of deferred tax) in the first half of 2010.

8	PENGROWTH Second Quarter 2011 Management’s Discussion & Analysis

RESULTS OF OPERATIONS

(All volumes, wells and spending amounts stated below reflect Pengrowth’s net working interest unless otherwise stated.)

CAPITAL EXPENDITURES

During the first six months of 2011, capital expenditures totaled $303.2 million, with approximately 83 percent spent on drilling, completions and facilities. Included in the capital expenditures are land and seismic acquisition costs of $14.1 million and maintenance capital of $29.4 million.

	Three months ended			Six months ended
($ millions)	June 30, 2011	Mar 31, 2011	June 30, 2010	June 30, 2011	June 30, 2010
Drilling, completions and facilities	134.4	118.5	39.8	252.9	99.0
Land & Seismic acquisitions (1)	12.7	1.4	3.5	14.1	4.8
Maintenance capital	12.1	17.3	8.6	29.4	21.0
Development capital	159.2	137.2	51.9	296.4	124.8
Other capital	3.3	3.5	3.9	6.8	4.6
Drilling Royalty Credits	–	–	(4.1)	–	(14.1)
Total net capital expenditures	162.5	140.7	51.7	303.2	115.3
Property acquisitions	1.7	1.5	1.8	3.1	2.7
Proceeds on property dispositions	(5.6)	(0.1)	(6.9)	(5.7)	(48.0)
Net capital expenditures and acquisitions	158.6	142.1	46.6	300.6	70.0

(1)	Seismic acquisitions are net of seismic sales revenue.

DRILLING ACTIVITY

Pengrowth participated in the drilling of 52 wells (27.9 net wells) during the second quarter of 2011.

	Q2 2011		Q1 2011		Full Year 2011
	Gross	Net	Gross	Net	Gross	Net
Focus Areas
Swan Hills	23	17.9	14	8.6	37	26.5
Groundbirch	–	–	3	3.0	3	3.0
Lindbergh	2	2.0	2	2.0	4	4.0
Bodo Polymer Project	5	5.0	–	–	5	5.0
Olds/Garrington	–	–	5	2.9	5	2.9
Other Resource Plays
Court Polymer Project	18	0.9	3	0.1	21	1.0
Weyburn Unit	2	0.2	15	1.5	17	1.7
Conventional	2	1.9	3	1.4	5	3.3
Total wells drilled (1)	52	27.9	45	19.5	97	47.4

(1)	Prior period restated to include most recent information available.

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DEVELOPMENT CAPITAL ACTIVITIES

Pengrowth’s capital spending breakdown by area as follows:

($ millions)	Q2 2011	Q1 2011	YTD June 2011
Focus Areas (1)
Swan Hills	93.3	42.2	135.5
Groundbirch	9.0	42.1	51.1
Lindbergh	10.2	3.5	13.7
Bodo Polymer Project	4.6	–	4.6
Olds/Garrington	10.3	20.0	30.3
	127.4	107.8	235.2
Other Resource Plays
Shallow Gas & Coalbed Methane	0.3	0.2	0.5
Court Polymer Project	0.8	0.5	1.3
Horn River	0.1	0.5	0.6
Weyburn Unit	2.2	3.9	6.1
Conventional	3.6	5.6	9.2
	7.0	10.7	17.7
Drilling, completions & facilities	134.4	118.5	252.9
Maintenance	12.1	17.3	29.4
Land & Seismic Acquisitions	12.7	1.4	14.1
Other	3.3	3.5	6.8
Total capital expenditures	162.5	140.7	303.2

(1)	Spending amounts reflect the activity for both operated and partner operated properties.

Focus Areas

Swan Hills Trend

The Swan Hills Trend is the most significant oil resource area for Pengrowth. Pengrowth is a legacy landholder with an estimated 2.3 billion barrels of 42° API original oil in place (internal management estimate). This extensive carbonate oil reservoir is providing Pengrowth with many opportunities to put its expertise in horizontal drilling and multi-stage fracturing of carbonate reservoirs to work on its operated interests in Judy Creek, Carson Creek, House Mountain, and Deer Mountain. The successful 2010 results achieved by Pengrowth in the Swan Hills Trend is the driver for increased activity in 2011.

10	PENGROWTH Second Quarter 2011 Management’s Discussion & Analysis

Listed below is the drilling and completions activity in the Swan Hills Trend in the second quarter of 2011. Pengrowth continues to be pleased with the results across the large aerial extent of this play. Forest fires and extreme wet weather has hindered or delayed rig moves, completion timing, and pipeline installation. Of the 23 gross wells drilled in the second quarter, 5 wells were tied-in and on production by quarter end, 8 wells are still waiting completion, 5 wells are waiting to be tied-in and 5 wells were tied-in early in the third quarter. At quarter end Pengrowth had three drilling rigs operating in this area and anticipate that all three will continue operating in the third quarter.

	Q2 2011 Wells Drilled			5 day IP Rate (boe/d) *
Area	Gross	Net	Cased		Area Status at August 4, 2011
Operated
Carson Creek North Bearverhill Lake Unit #1	1	1.0	100%	484	This well was completed and tied in during Q2.
Carson Creek Beaverhill Lake ‘C’ Pool	4	3.8	100%	1000	All 4 wells were drilled, completed and tested in Q2. 2 wells tied - in early Q3 with the remaining 2 delayed due to weather.
Judy Creek ‘A’ Pool	9	9.0	100%	325	4 of the Q2 wells have been completed and tested, of which 3 were tied-in early Q3; fires and wet weather have delayed rig moves, frac timing and pipeline installation. Remaining 5 wells to be completed and tied-in during Q3. 3 rigs currently drilling in this area.
Judy Creek ‘B’ Pool	3	3.0	100%	567	1 well on production; 1 well drilled in Q2 is currently being tested and will be tied-in Q3; remaining well to be completed and tied-in during Q3.
Non-Operated
Swan Hills Unit #1	1	0.2	100%	unknown	1 well of a 4 well program drilled in Q2, remainder to be drilled in Q3 as wet weather delayed rig move
South Swan Hills Unit	1	0.1	100%	unknown
House Mountain Unit #1	4	0.8	100%	200	3 oil wells; 1 water injection well drilled and completed
Total Wells	23	17.9

*	Represents an average 5 day Initial Production (“IP”) Rate per well (volumes included in the table are Gross)

Groundbirch

During the second quarter, tie-in of the five Montney horizontal and one Doig vertical wells were completed. Of the three wells spud in the first quarter, two were rig released and the third well finished drilling after break-up and was rig released early in the third quarter. All three wells will be fractured in the third quarter. Approximately $9 million was spent on tie-ins and facilities in the second quarter.

Lindbergh Steam Assisted Gravity Drainage (“SAGD”) Project

Surface and sub-surface engineering and procurement continue for the SAGD pilot through the second quarter. Two coreholes were drilled with additional corehole drilling planned for the fourth quarter 2011. ERCB approval for the Pilot project was received in early July 2011. Drilling of the two SAGD well-pairs and facility construction are expected to begin in the third quarter of 2011 followed by first steam in the first quarter of 2012. Preparation of the Commercial Project EPEA application submission is ongoing and submission is anticipated early in the first quarter of 2012.

Olds/Garrington

In the second quarter of 2011, Pengrowth’s first multi-stage fractured Elkton liquids rich gas well was brought on production. The average 30 day production rate was 408 boe per day. Break-up conditions and heavy rains in the quarter delayed the pipeline construction and tie-in of the second Elkton multi-stage fractured well which will be on production early in the third quarter. The positive results with the Elkton liquids rich wells have provided additional well locations. Capital expenditures in the second quarter of $10.3 million, was focused on compression and purchasing line pipe to debottleneck pipeline infrastructure and area facilities.

East Bodo and Cosine

An emerging focus area for Pengrowth includes the East Bodo and Cosine heavy oil properties which straddle the Alberta-Saskatchewan border and produce mainly from the McLaren and Lloydminster formations. These properties produce heavy oil through a combination of water flooding and enhanced oil production through the injection of polymer into the producing formation.

Polymer injection was started in the first quarter of 2011 on a 10 well line drive pilot operation in the Lloydminister formation at East Bodo. This project, which was drilled in 2010, has been under waterflood for approximately one year, and has confirmed the multiwell potential of the area. In the second quarter, execution started on a multi year drilling program that would expand the use of polymer technology Pengrowth has been developing in the area. The 2011 program is a 35 well program plus facility expansions. At the end of the quarter, five 100 percent wells had been drilled successfully, with the remaining 30 wells to be drilled in the third quarter. Polymer injection is anticipated to commence by the end of the first quarter of 2012.

PENGROWTH Second Quarter 2011 Management’s Discussion & Analysis	11

PRODUCTION

	Three months ended						Six months ended
Daily production	June 30, 2011	% of total	Mar 31, 2011	% of total	June 30, 2010	% of total	June 30, 2011	% of total	June 30, 2010	% of total
Light crude oil (bbls)	20,641	29	21,066	29	21,858	29	20,852	29	22,127	29
Heavy oil (bbls)	6,225	9	6,639	9	6,791	9	6,431	9	6,951	9
Natural gas (Mcf)	213,342	50	220,517	50	220,856	49	216,909	50	220,748	49
Natural gas liquids (bbls)	8,535	12	9,176	12	10,058	13	8,854	12	9,702	13
Total boe per day	70,958		73,634		75,517		72,288		75,572

Production volumes in the second quarter of 2011 have been negatively impacted by unscheduled pipeline outages in the Swan Hills gas gathering system and Rainbow pipeline system; extended scheduled maintenance activities at Carson Creek, Quirk Creek and SOEP and extreme weather including forest fires and flooding, resulting in overall impacts in the first quarter of 1,400 boe per day and in the second quarter of 4,000 boe per day on existing production levels.

The extremely wet weather has slowed down our ability to get new wells on production with 18 of the 23 new wells drilled in the Swan Hills area in the second quarter either awaiting completion or completion and tie-in. A recent review of our Judy Creek miscible flood indicates that performance has lagged expectations in the first half of the year with a negative impact on full year production of 500 boe per day and a reduction on exit production of approximately 1,000 boe per day.

Light Crude Oil

Second quarter 2011 light crude oil production decreased approximately two percent from the first quarter of 2011. This decrease is mainly attributable to lower volumes in the North Central Alberta properties due to wildfires, power outages, flooding at Weyburn and planned maintenance shutdown activities at Carson Creek which was partially offset by the resumption of production at the non-operated Swan Hills properties after the gas gathering pipeline came back on line.

A six percent decrease in light crude oil production in the current quarter and in the first six months of 2011 compared to the same periods in 2010 is due to the previously mentioned wildfires, flooding and maintenance shutdown, miscible flood delays and normal production declines.

Heavy Oil

Heavy oil production decreased six percent in the second quarter of 2011 compared to the first quarter of 2011 due to wet weather limiting lease access at the non-operated Tangleflags field and planned maintenance shutdowns in Jenner.

Heavy oil volumes decreased by eight and seven percent, respectively for the second quarter and first six months of 2011 compared to the same periods of 2010 as a result of the previously mentioned access issues, normal production declines, planned maintenance activities and well servicing.

Natural Gas

Second quarter natural gas production decreased three percent compared to the first quarter of 2011 due to planned maintenance shutdowns at Quirk Creek, Carson Creek and at SOEP. Partially offsetting these lower gas volumes were new wells at Groundbirch and Olds/Garrington and the resumption of the Swan Hills gas gathering line after first quarter repairs.

Production volumes for the second quarter and first six months of 2011 were down three and two percent, respectively, from the same periods in 2010, as planned maintenance shutdowns were offset by increased gas production from Groundbirch and other assets acquired from Monterey Exploration.

NGLs

NGL production decreased seven percent in the second quarter of 2011 compared to the first quarter of 2011 due primarily to the Carson Creek maintenance shutdown in May 2011 and no condensate shipment at SOEP. Partially offsetting this were increased volumes at Judy Creek due to higher NGL recoveries with the repair of a gas gathering pipeline and increased ethane deliveries to the Swan Hills Unit #1 miscible flood.

12	PENGROWTH Second Quarter 2011 Management’s Discussion & Analysis

For the first six months of 2011, NGL production decreased nine percent compared to 2010 and volumes decreased fifteen percent in the second quarter of 2011 versus the same quarter last year. The Carson Creek maintenance shutdown, no condensate shipment at SOEP and reduced NGL miscible flood recoveries were the primary factors for the lower NGL volumes.

COMMODITY PRICE

Average Realized Prices

	Three months ended			Six months ended
(Cdn$)	June 30, 2011	Mar 31, 2011	June 30, 2010	June 30, 2011	June 30, 2010
Light crude oil (per bbl) (1)	99.19	86.07	74.07	92.60	76.20
after realized commodity risk management (1)	92.82	83.21	75.29	87.99	76.84
Heavy oil (per bbl)	74.74	60.02	56.49	67.18	61.29
Natural gas (per Mcf)	3.73	3.92	3.83	3.83	4.55
after realized commodity risk management	4.18	4.35	4.86	4.27	5.24
Natural gas liquids (per bbl)	68.95	71.40	60.70	70.21	58.72
Total per boe (1)	54.91	50.68	45.79	52.77	48.76
after realized commodity risk management (1)	54.41	51.15	49.17	52.76	50.97
Other production income	0.63	0.33	0.28	0.48	0.20
Total oil and gas sales per boe (1)	55.04	51.48	49.45	53.24	51.17
Average Benchmark prices
WTI oil (U.S.$ per bbl)	102.34	94.60	78.05	98.50	78.46
AECO spot gas (Cdn$ per MMbtu)	3.89	3.77	3.90	3.83	4.41
NYMEX gas (U.S.$ per MMbtu)	4.38	4.20	4.35	4.29	4.66
Currency (U.S.$/Cdn$)	1.03	1.01	0.97	1.02	0.97

(1)	Prior periods restated to conform to presentation in the current period.

The WTI benchmark crude oil prices increased eight percent from the first quarter, averaging U.S. $102.34 per bbl compared to an average price of $94.60 per bbl in the first quarter 2011. Year over year, crude prices increased 31 percent from an average price of U.S. $78.05 per bbl in the second quarter 2010. Changing expectations of global economic growth contributed to the stronger benchmark prices. Pengrowth’s average realized price for light crude oil, after risk management activities increased approximately 12 percent from the first quarter 2011 and 23 percent from the second quarter 2010. The increase in realized prices is mainly a result of higher benchmark crude prices partially offset by a higher Canadian dollar.

The U.S. based NYMEX natural gas benchmark averaged U.S. $4.38 per MMbtu in the second quarter 2011, a four percent improvement from the first quarter 2011 average prices of U.S. $4.20 per MMbtu. Unusually colder weather during the quarter contributed to higher demand on natural gas resulting in the increase in prices quarter over quarter. Despite the stronger demand in the quarter, prices on a year over year basis remained unchanged as the continued oversupply of natural gas in the North American markets has contributed to keeping a cap on natural gas prices.

While a moderate improvement in AECO spot prices occurred during the quarter, AECO continued to trade at a substantial discount to the NYMEX benchmark. A stronger Canadian dollar together with growing U.S. natural gas production, an abundance of natural gas in Canadian storage and reduced Canadian exports to the U.S. contributed to the discount. AECO spot prices increased three percent to $3.89 per MMbtu from $3.77 pr MMbtu in the first quarter 2011. Year over year, prices remained unchanged at $3.89 per MMbtu.

Pengrowth’s corporate realized natural gas price after risk management activities was $4.18 per Mcf in the second quarter 2011, four percent decrease from the first quarter 2011 realized price of $4.35 per Mcf and a 14 percent decline from second quarter 2010 realized price of $4.86 per Mcf. Approximately 10% of Pengrowth’s gas production comes from SOEP which is sold at the Dracut and Transco Zone 6 benchmark prices in the U.S. northeast. These benchmark prices dropped in the second quarter from US$6.54 to US$4.73 and from US$7.07 to US$4.71 respectively. On year over year basis, realized prices were lower primarily due to a lower hedged gas price in 2011.

PENGROWTH Second Quarter 2011 Management’s Discussion & Analysis	13

Pengrowth’s total average realized price was $54.41 per boe in the second quarter 2011, a six percent increase from the first quarter 2011 and an 11 percent increase over the second quarter of 2010. Higher benchmark prices for crude oil and liquids in the second quarter contributed to higher average prices for oil, partially offset by a stronger Canadian dollar.

The Canadian dollar continued to trade higher versus the U.S. dollar in the second quarter, averaging $1.03(U.S.$/Cdn$) compared to $1.01 (U.S.$/Cdn$) in the first quarter and $0.97 (U.S.$/Cdn$) in the second quarter 2010. A stronger outlook on the Canadian economy coupled with improved pricing for major commodities were the primary contributors to the stronger Canadian dollar.

Commodity Risk Management Gains (Losses)

	Three months ended			Six months ended
	June 30, 2011	Mar 31, 2011	June 30, 2010	June 30, 2011	June 30, 2010
Realized
Light crude oil ($ millions)	(12.0)	(5.4)	2.5	(17.4)	2.6
Light crude oil ($ per bbl)	(6.37)	(2.86)	1.22	(4.61)	0.64
Natural gas ($ millions)	8.8	8.5	20.8	17.3	27.7
Natural gas ($ per Mcf)	0.45	0.43	1.03	0.44	0.69
Combined ($ millions)	(3.2)	3.1	23.3	(0.1)	30.3
Combined ($ per boe)	(0.50)	0.47	3.38	(0.01)	2.21
Unrealized
Total unrealized risk management assets (liabilities) at period end ($ millions)	2.7	(70.3)	51.3	2.7	51.3
Less: Unrealized risk management (liabilities) assets at beginning of period ($ millions)	(70.3)	(2.1)	54.3	(2.1)	(9.0)
Unrealized gain (loss) on risk management contracts	73.1	(68.2)	(3.0)	4.8	60.4

As part of the risk management strategy, Pengrowth uses forward price swaps to manage exposure to commodity price fluctuations and provide a measure of stability to cash flow.

Commodity prices remained strong through the second quarter of 2011, benchmark oil prices exceeded the average price achieved through our commodity risk management activities, resulting in a realized risk management loss of $12.0 million, an increase from the first quarter loss of $5.4 million. Moderate changes in natural gas spot prices resulted in realized commodity risk management gains for natural gas relatively unchanged at $8.8 million in the second quarter of 2011 compared to $8.5 million the previous quarter.

In the first six months of 2011, stronger benchmark oil prices resulted in a $17.4 million realized crude loss compared to a $2.6 million gain during the same period in 2010. Realized gains from natural gas commodity risk management activities have decreased to $17.3 million for the first six months of 2011 compared to $27.7 million for the same period last year as the 2011 natural gas commodity risk management contracts are not as favourable as those that were in place in 2010.

The change in fair value of the forward contracts between periods affects net income through the unrealized amounts recorded during the period. The fair value of forward contracts is determined by comparing the contracted fixed price to the forward price curve at each period end. There is a $141.3 million improvement between the second quarter unrealized gain of $73.1 million and the first quarter unrealized loss of $68.2 million. This significant change is primarily due to a change in the crude forward price curve. At March 31, 2011, geopolitical events in the Middle East and North Africa created supply uncertainty in the markets, pushing the crude forward curve up approximately 10 percent. By June 30, 2011, the uncertainty surrounding the geopolitical events was mitigated and the forward curve fell by approximately 10 percent. This rise and subsequent fall resulted in the year to date gain being approximately $4.8 million.

14	PENGROWTH Second Quarter 2011 Management’s Discussion & Analysis

As of June 30, 2011, the following commodity risk management contracts were in place:

Crude Oil:
Reference Point	Volume (bbl/d)	Remaining Term	Price per bbl (2)
WTI (1)	16,000	July 1, 2011 - Dec 31, 2011	$90.97
WTI (1)	10,000	Jan 1, 2012 - Dec 31, 2012	$95.12
Natural Gas:
Reference Point	Volume (MMbtu/d)	Remaining Term	Price per MMbtu (2)
AECO	14,217	July 1, 2011 - Oct 31, 2011	$4.21
AECO	45,021	July 1, 2011 - Dec 31, 2011	$5.60
Chicago MI (1)	5,000	July 1, 2011 - Dec 31, 2011	$6.78
AECO	14,217	Jan 1, 2012 - Dec 31, 2012	$4.45

Power:
Reference Point	Volume (MW)	Remaining Term	Price per MW (2)
AESO	25	July 1, 2011 - Dec 31, 2011	$46.34

(1)	Associated Cdn $/U.S. $ foreign exchange rate has been fixed.

(2)	All prices are referenced in Canadian dollars.

Based on our 2011 production forecast the above contracts represent approximately 43 percent of estimated total liquids volumes at an average price of $90.97 per bbl and approximately 29 percent of estimated natural gas volumes at $5.38 per MMbtu. The power contracts represent approximately 25 percent of estimated 2011 consumption.

Each $1 per barrel change in future oil prices results in approximately $6.5 million pre-tax change in the value of the crude contracts, while each $0.25 per MMbtu change in future natural gas prices results in approximately $4.4 million pre-tax change in the value of the natural gas contracts. The changes in the fair value of the forward contracts directly affects reported net income through the unrealized amounts recorded in the statement of income during the period. The effect on cash flow will be recognized separately only upon settlement of the contracts, which could vary significantly from the unrealized amount recorded due to timing and prices when each contract is settled. However, if each contract were to settle at the contract price in effect at June 30, 2011, future revenue and cash flow would be $2.7 million higher than that otherwise achievable if the contracts were not in place based on the estimated fair value of the risk management asset at period end. The $2.7 million asset is composed of a net asset of $7.8 million relating to contracts expiring within one year and a net liability of $5.1 million relating to contracts expiring beyond one year. Pengrowth fixes the Canadian dollar exchange rate at the same time it swaps U.S. dollar denominated commodity in order to protect against changes in the foreign exchange rate.

Each $1 per MW change in future power prices would result in approximately $0.1 million pre-tax change in the fair value of the risk management contracts.

Pengrowth has not designated any outstanding commodity contracts as hedges for accounting purposes and therefore records these contracts on the balance sheet at their fair value and recognizes changes in fair value in the income statement as unrealized commodity risk management gains or losses. There will continue to be volatility in earnings to the extent that the fair value of commodity contracts fluctuate, however these non-cash amounts do not impact Pengrowth’s operating cash flow. Realized commodity risk management gains or losses are recorded in oil and gas sales on the income statement and impacts cash flow at that time.

In accordance with policies approved by its Board of Directors, Pengrowth may sell forward its production by product volume or power consumption as follows:

Percent of Monthly Company Interest Production	Forward Period
Up to 65%	1 - 12 Months
Up to 45%	13 - 24 Months
Up to 30%	25 - 36 Months

Each commodity risk management transaction for natural gas or crude oil shall not exceed 20,000 MMbtu per day and 2,500 bbls per day respectively. Each power consumption risk management transaction shall not exceed 25 MW.

PENGROWTH Second Quarter 2011 Management’s Discussion & Analysis	15

OIL AND GAS SALES

Contribution Analysis

The following table shows the contribution of each product to the overall sales revenue inclusive of realized commodity risk management activity.

	Three months ended						Six months ended
($ millions except percentages) Sales Revenue	June 30, 2011	% of total	Mar 31, 2011	% of total	June 30, 2010	% of total	June 30, 2011	% of total	June 30, 2010	% of total
Light crude oil (1)	174.3	49	157.8	46	149.7	44	332.1	48	307.7	44
Natural gas	81.1	23	86.4	25	97.7	29	167.5	24	209.3	30
Natural gas liquids	53.6	15	59.0	17	55.6	16	112.5	16	103.2	15
Heavy oil	42.3	12	35.9	11	34.9	10	78.2	11	77.1	11
Brokered sales/sulphur	4.1	1	2.1	1	1.9	1	6.3	1	2.7	–
Total oil and gas sales (1)	355.4		341.2		339.8		696.6		700.0

(1)	Prior period restated to conform to presentation in the current period.

Price and Volume Analysis

The following table illustrates the effect of changes in prices and volumes on the components of oil and gas sales including the impact of realized commodity risk management activity, for the second quarter of 2011 compared to the second quarter of 2010. The increased commodity prices realized during the second quarter of 2011 have more than offset the impact of lower production volumes and reduced gains from commodity risk management activities.

($ millions)	Light oil (1)	Natural gas	NGLs	Heavy oil	Other (2)	Total (1)
Quarter ended June 30, 2010	149.7	97.7	55.6	34.9	1.9	339.8
Effect of change in product prices	47.2	(2.0)	6.4	10.3	–	61.9
Effect of change in sales volumes	(8.2)	(2.6)	(8.4)	(2.9)	–	(22.1)
Effect of change in realized commodity risk management activities	(14.5)	(12.0)	–	–	–	(26.5)
Other	0.1	–	–	–	2.2	2.3
Quarter ended June 30, 2011	174.3	81.1	53.6	42.3	4.1	355.4

(1)	Prior period restated to conform to presentation in the current period.

(2)	Primarily sulphur sales

The following table illustrates the effect of changes in prices and volumes on the components of oil and gas sales including the impact of realized commodity risk management activity, for the first six months of 2011 compared to the same period of 2010. The increased commodity prices realized during the first six months of 2011 have muted the impact of lower production volumes and reduced gains from commodity risk management activities.

($ millions)	Light oil (1)	Natural gas	NGLs	Heavy oil	Other (2)	Total (1)
Six month period ended June 30, 2010	307.7	209.3	103.2	77.1	2.7	700.0
Effect of change in product prices	61.9	(28.3)	18.4	6.9	–	58.9
Effect of change in sales volumes	(17.6)	(3.2)	(9.0)	(5.8)	–	(35.6)
Effect of change in realized commodity risk management activities	(20.0)	(10.4)	–	–	–	(30.4)
Other	0.1	0.1	(0.1)	–	3.6	3.7
Six month period ended June 30, 2011	332.1	167.5	112.5	78.2	6.3	696.6

(1)	Prior period restated to conform to presentation in the current period.

(2)	Primarily sulphur sales

16	PENGROWTH Second Quarter 2011 Management’s Discussion & Analysis

ROYALTY EXPENSE

	Three months ended			Six months ended
($ millions except per boe amounts)	June 30, 2011	Mar 31, 2011	June 30, 2010	June 30, 2011	June 30, 2010
Royalty expense	72.2	60.4	58.6	132.6	136.5
$ per boe	11.18	9.11	8.53	10.13	9.98
Royalties as a percent of sales (1)	20.3%	17.7%	17.2%	19.0%	19.5%
Royalties as a percent of sales excluding realized risk management contracts (1)	20.1%	17.9%	18.5%	19.0%	20.4%

(1)	Prior period restated to conform to presentation in the current period.

Royalties include Crown, freehold, overriding royalties and mineral taxes. Royalty payments are based on revenue before commodity risk management activities; however gains or losses from realized commodity risk management activities are reported as part of revenue and therefore affect royalty rates as a percentage of sales. Second quarter royalty rates increased three percent compared to the first quarter of 2011 as favorable adjustments received in the first quarter for EOR injection at Judy Creek were not repeated. Increased royalties at Tangleflags and unfavorable gas cost allowance adjustments contributed to the higher expenses in the second quarter of 2011 compared to the first quarter of 2011 and second quarter of 2010.

Royalty expense for 2011 is forecasted to be approximately 20 percent of Pengrowth’s sales excluding the impact of risk management contracts.

OPERATING EXPENSES

	Three months ended			Six months ended
($ millions except per boe amounts)	June 30, 2011	Mar 31, 2011	June 30, 2010	June 30, 2011	June 30, 2010
Operating expenses	95.1	94.8	86.2	189.9	178.1
$ per boe	14.73	14.31	12.55	14.51	13.02

Operating expenses in the second quarter of 2011 were essentially unchanged from the first quarter of 2011 and were three percent higher on a per boe basis. The anticipated additional expenses incurred in the second quarter related to maintenance shutdown activity (approximately $6.4 million) were partially offset by lower power costs (approximately $6.0 million). Second quarter increases on a per boe basis reflects the reduced production in the quarter due to unscheduled pipeline outages, wildfires, wet weather and maintenance shutdowns.

For the second quarter and first six months of 2011 compared to the same periods of 2010 operating expenses increased ten percent and seven percent respectively. Increased expenses in these two periods are primarily attributable to maintenance shutdown activities at Carson Creek, Quirk Creek and SOEP, increased subsurface maintenance, and road maintenance attributable to extreme wet weather conditions.

The 2011 operating expense forecast remains at $370 million, however on a boe basis will increase to $13.90 per boe as a result of the revision to the production guidance.

PROCESSING AND OTHER INCOME

	Three months ended			Six months ended
($ millions except per boe amounts)	June 30, 2011	Mar 31, 2011	June 30, 2010	June 30, 2011	June 30, 2010
Processing & other income	5.1	3.0	3.2	8.1	10.4
$ per boe	0.79	0.46	0.47	0.62	0.76

Processing and other income is derived from sales of third party casinghead gas, fees charged for processing and gathering third party gas, road use, and oil and water processing. Other income increased in the second quarter of 2011 due to higher casinghead sales being recorded as a result of the Swan Hills gas gathering line being back on use after the first quarter unscheduled pipeline outage. For the first six months of 2011, other income remained lower due to reduced casinghead sales compared to the same period of 2010 as a result of the Swan Hills unscheduled pipeline outage in the first quarter of 2011.

This income primarily represents the partial recovery of operating expenses reported separately.

PENGROWTH Second Quarter 2011 Management’s Discussion & Analysis	17

NET OPERATING EXPENSES

	Three months ended			Six months ended
($ millions except per boe amounts)	June 30, 2011	Mar 31, 2011	June 30, 2010	June 30, 2011	June 30, 2010
Net operating expenses	90.0	91.8	83.0	181.8	167.7
$ per boe	13.94	13.85	12.08	13.89	12.26

Included in the table above are operating expenses net of processing and other income.

TRANSPORTATION COSTS

	Three months ended			Six months ended
($ millions except per bbl and Mcf amounts)	June 30, 2011	Mar 31, 2011	June 30, 2010	June 30, 2011	June 30, 2010
Light oil transportation (1)	4.4	4.0	4.8	8.4	8.3
$ per bbl	2.32	2.14	2.46	2.23	2.08
Natural gas transportation	1.7	1.8	2.7	3.5	4.6
$ per Mcf	0.09	0.09	0.13	0.09	0.11

(1)	Prior period restated to conform to presentation in the current period.

Light oil transportation increased approximately ten percent from the first quarter of 2011 primarily due to increased trucking of clean product in the Red Earth area as a result of the Rainbow Pipeline break and subsequent shutdown in Northern Alberta.

Pengrowth incurs transportation costs for its natural gas production once the product enters a pipeline at a title transfer point. Pengrowth has the option to sell some of its natural gas directly to markets outside of Alberta by incurring additional transportation costs. Pengrowth sells most of its natural gas without incurring significant additional transportation costs. Pengrowth also incurs transportation costs on its oil production that includes clean oil trucking charges and pipeline costs up to the custody transfer point. Pengrowth has elected to sell approximately 75 percent of its crude oil at market points beyond the wellhead incurring transportation costs to the first major trading point. The transportation cost is dependent upon third party rates and distance the product travels on the pipeline prior to changing ownership or custody.

OPERATING NETBACKS

There is no standardized measure of operating netbacks and therefore operating netbacks, as presented below, may not be comparable to similar measures presented by other companies. Pengrowth’s operating netbacks have been calculated by taking GAAP balances directly from the income statement and dividing by production. Certain assumptions have been made in allocating operating expenses, processing and other income and royalty injection credits between light crude, heavy oil, natural gas and NGL production.

Pengrowth recorded an average operating netback of $28.97 per boe in the second quarter of 2011 compared to $27.64 per boe in the first quarter of 2011 and $27.75 per boe for the second quarter of 2010. The increase in the netback in the second quarter of 2011 compared to the first quarter of 2011 is primarily due to higher commodity prices and processing and other income. Operating netback for the first half of 2011 is higher than the same period of 2010 as a result of higher average commodity prices partially offset by higher operating and royalty expenses.

18	PENGROWTH Second Quarter 2011 Management’s Discussion & Analysis

The sales price used in the calculation of operating netbacks is after realized commodity risk management gains or losses.

	Three months ended			Six months ended
Combined Netbacks ($ per boe)	June 30, 2011	Mar 31, 2011	June 30, 2010	June 30, 2011	June 30, 2010
Oil & gas sales (1)	55.04	51.48	49.45	53.24	51.17
Processing and other income	0.79	0.46	0.47	0.62	0.76
Royalties	(11.18)	(9.11)	(8.53)	(10.13)	(9.98)
Operating expenses	(14.73)	(14.31)	(12.55)	(14.51)	(13.02)
Transportation costs (1)	(0.95)	(0.88)	(1.09)	(0.91)	(0.94)
Operating netback(1)	28.97	27.64	27.75	28.31	27.99

	Three months ended			Six months ended
Light Crude Netbacks ($ per bbl)	June 30, 2011	Mar 31, 2011	June 30 2010	June 30, 2011	June 30, 2010
Sales price (after commodity risk management) (1)	92.82	83.21	75.29	87.99	76.84
Other production income	0.81	0.59	0.46	0.70	0.40
Oil & gas sales	93.63	83.80	75.75	88.69	77.24
Processing and other income	0.66	0.32	0.37	0.49	0.48
Royalties	(21.83)	(17.82)	(18.81)	(19.81)	(18.41)
Operating expenses	(16.29)	(16.61)	(16.01)	(16.45)	(16.32)
Transportation costs (1)	(2.32)	(2.14)	(2.46)	(2.23)	(2.08)
Operating netback(1)	53.85	47.55	38.84	50.69	40.91

	Three months ended			Six months ended
Heavy Oil Netbacks ($ per bbl)	June 30, 2011	Mar 31, 2011	June 30 2010	June 30, 2011	June 30, 2010
Oil & gas sales	74.74	60.02	56.49	67.18	61.29
Processing and other income	0.13	0.18	(2.78)	0.16	(0.52)
Royalties(2)	(18.54)	(9.07)	(13.31)	(13.68)	(13.06)
Operating expenses	(15.83)	(12.91)	(12.94)	(14.33)	(14.89)
Operating netback	40.50	38.22	27.46	39.33	32.82

	Three months ended			Six months ended
Natural Gas Netbacks ($ per Mcf)	June 30, 2011	Mar 31, 2011	June 30 2010	June 30, 2011	June 30, 2010
Sales price (after commodity risk management)	4.18	4.35	4.86	4.27	5.24
Other production income	0.13	0.05	0.05	0.09	0.03
Oil & gas sales	4.31	4.40	4.91	4.36	5.27
Processing and other income	0.19	0.12	0.21	0.15	0.23
Royalties (3)	(0.35)	(0.41)	(0.07)	(0.38)	(0.47)
Operating expenses	(2.21)	(2.21)	(1.84)	(2.21)	(1.85)
Transportation costs	(0.09)	(0.09)	(0.13)	(0.09)	(0.11)
Operating netback	1.85	1.81	3.08	1.83	3.07

PENGROWTH Second Quarter 2011 Management’s Discussion & Analysis	19

	Three months ended			Six months ended
NGLs Netbacks ($ per bbl)	June 30, 2011	Mar 31, 2011	June 30 2010	June 30, 2011	June 30, 2010
Oil & gas sales	68.95	71.40	60.70	70.21	58.72
Royalties	(17.95)	(15.87)	(12.57)	(16.88)	(15.72)
Operating expenses (4)	(15.90)	(13.43)	(10.17)	(14.63)	(11.49)
Operating netback	35.10	42.10	37.96	38.70	31.51

(1)	Prior period restated to conform to presentation in the current period.

(2)	Heavy oil royalties impacted by unfavorable EOR adjustments at the Tangleflags property in second quarter 2011.

(3)	Natural gas royalties in the second quarter of 2010 include favorable adjustments for deep drilling credits new wells at Carson Creek and favorable gas cost allowance revisions.

(4)	Second quarter 2011 does not include a condensate shipment, reducing sales volumes and therefore increasing operating costs per boe.

GENERAL AND ADMINISTRATIVE EXPENSES

	Three months ended			Six months ended
($ millions except per boe amounts)	June 30, 2011	Mar 31, 2011	June 30, 2010	June 30, 2011	June 30, 2010
Cash G&A expense	15.8	17.7	12.0	33.5	23.6
$ per boe	2.45	2.67	1.74	2.56	1.73
Non-cash G&A expense	3.5	3.1	2.6	6.6	5.2
$ per boe	0.54	0.47	0.39	0.50	0.38
Total G&A	19.3	20.8	14.6	40.1	28.8
$ per boe	2.99	3.14	2.13	3.07	2.11

Second quarter cash G&A expenses are lower than the first quarter as a result of non-recurring items associated with the corporate conversion and true up of the 2010 performance bonus which more than offset additional costs related to severance paid out during the second quarter. Cash G&A for the second quarter and first six months of 2011 include certain costs relating to IT, office facilities and operations support previously charged to Operating expenses effective January 1, 2011. The impact of this change for the second quarter and first six months of 2011 is approximately $2.7 million and approximately $7.7 million respectively. In addition, severance costs incurred in the second quarter of 2011 and the non-recurring costs from the first quarter of 2011 contribute to the higher G&A expenses in the first six months of 2011 compared to the same period of 2010.

The non-cash component of G&A represents the compensation expense associated with Pengrowth’s Long Term Incentive Plans (LTIP) see Note 11 to the financial statements. The compensation costs associated with these plans are expensed over the applicable vesting period.

G&A expense guidance is increasing from $2.64 per boe to $3.00 per boe reflecting increased costs associated with staff and staff turnover in an increasing competitive oil and gas labour market, as well as lower production volume guidance.

DEPLETION, DEPRECIATION, AMORTIZATION AND ACCRETION

	Three months ended			Six months ended
($ millions except per boe amounts)	June 30, 2011	Mar 31, 2011	June 30, 2010	June 30, 2011	June 30, 2010
Depletion, depreciation and amortization	103.2	104.4	108.5	207.6	216.5
$ per boe	15.98	15.75	15.79	15.86	15.83
Accretion	3.8	3.9	4.5	7.7	8.9
$ per boe	0.59	0.59	0.65	0.59	0.65

Depletion and depreciation of property, plant and equipment is calculated using the unit of production method based on proved plus probable reserves. Depletion expense has remained relatively stable comparing the second quarter of 2011 to the first quarter of 2011 and the comparable period of 2010.

Accretion is a charge to earnings that increases the Asset Retirement Obligations (ARO) liability for the passage of time (unwinding of the discount). Accretion is charged to net income over the lifetime of the producing oil and gas assets.

20	PENGROWTH Second Quarter 2011 Management’s Discussion & Analysis

INTEREST AND FINANCING CHARGES

	Three months ended			Six months ended
($ millions)	June 30, 2011	Mar 31, 2011	June 30, 2010	June 30, 2011	June 30, 2010
Interest and Financing charges	18.8	16.7	15.6	35.5	33.8

At June 30, 2011, Pengrowth had $1,113.4 million in long term debt; $29.1 million in short term debt and $6.4 million in bank indebtedness outstanding. The majority of long term debt consists of U.S. denominated fixed rate bonds at a weighted average interest rate of 6.2 percent. The remaining long term debt is drawn from Pengrowth’s syndicated bank facility and subject to prevailing market rates. At June 30, 2011 Pengrowth’s floating rate cost of funds was approximately three percent.

The increase in interest expense in the second quarter of 2011 is a combination of increased debt outstanding due to Pengrowth’s higher capital investment and borrowing costs in 2011. The fees charged under the syndicated credit facility increased upon renewal in the fourth quarter of 2010 when rates were reset to market.

TAXES

Deferred Income Taxes

Deferred income tax is a non-cash item relating to temporary differences between the accounting and tax basis of Pengrowth’s assets and liabilities and has no immediate impact on Pengrowth’s cash flows. Pengrowth recorded a future tax expense of $31.2 million and $20.0 million for the three and six month periods ending June 30, 2011, respectively. Comparatively, for the same periods ending June 30, 2010, future tax expenses of $0.9 million and $10.6 million were recorded, respectively. See Note 9 to the financial statements for additional information.

Foreign Currency Gains & Losses

	Three months ended			Six months ended
($ millions)	June 30, 2011	Mar 31, 2011	June 30, 2010	June 30, 2011	June 30, 2010
Unrealized foreign exchange gain (loss) on translation of U.S. dollar denominated debt	4.6	22.6	(42.9)	27.1	(12.4)
Unrealized foreign exchange gain (loss) on translation of U.K. pound sterling denominated debt	0.4	(0.3)	(2.5)	0.2	5.4
	5.0	22.3	(45.4)	27.3	(7.0)
Unrealized (loss) gain on foreign exchange risk management contract on U.K. pound sterling denominated debt	(0.4)	1.2	3.2	0.8	(3.4)
Total Unrealized foreign exchange gain (loss)	4.6	23.5	(42.2)	28.1	(10.4)
Realized foreign exchange (loss) gain	(0.2)	(0.1)	(2.5)	(0.3)	(2.5)

The total unrealized foreign exchange gain in the second quarter was $4.6 million compared to an unrealized foreign exchange gain of $23.5 million and unrealized foreign exchange loss of $42.2 million in the first quarter of 2011 and second quarter of 2010 respectively. The primary source of Pengrowth’s unrealized foreign exchange gains and losses is attributed to the translation of the foreign denominated long term debt. The gains or losses are calculated by comparing the translated Canadian dollar balance of foreign denominated long term debt from one quarter end to another. The unrealized foreign exchange gain this quarter was mainly the result of an increase in the closing exchange rate of the Canadian dollar to U.S. dollar since December 31, 2010.

As some realized commodity prices are derived from U.S. denominated benchmarks, a weaker U.S. dollar negatively impacts oil and gas revenues. To mitigate this, Pengrowth elects to hold a portion of its long term debt in U.S. dollars as a natural hedge. Therefore, a decline in revenues as a result of foreign exchange fluctuations will be partially offset by a reduction in U.S. dollar interest expense.

ASSET RETIREMENT OBLIGATIONS

The total future ARO is based on management’s estimate of costs to remediate, reclaim and abandon wells and facilities having regard for Pengrowth’s working interest and the estimated timing of the costs to be incurred in future periods. Pengrowth has developed an internal process to calculate these estimates which considers applicable regulations, actual and anticipated costs, type and size of well or facility and the geographic location.

PENGROWTH Second Quarter 2011 Management’s Discussion & Analysis	21

For the six months ended June 30, 2011, Pengrowth’s ARO liability decreased $3.3 million due to $12.0 million in expenditures on remediation offset by $8.7 million in net ARO additions. Pengrowth has estimated the net present value of its total ARO to be $444.0 million as at June 30, 2011 (December 31, 2010—$447 million), based on a total escalated future liability of $1.8 billion (December 31, 2010 – $1.8 billion). These costs are expected to be incurred over 66 years with the majority of the costs incurred between 2041 and 2076. A risk free rate of three and one half percent was used to calculate the net present value of the ARO and an inflation rate of one and one half percent.

Pengrowth takes a proactive approach to managing its well abandonment and site restoration obligations. There is an on-going program to abandon wells and reclaim well and facility sites. Through June 30, 2011, Pengrowth spent $12.0 million on abandonment and reclamation (June 30, 2010—$8.4 million). Pengrowth expects to spend approximately $19 million in 2011 on reclamation and abandonment, excluding contributions to remediation trust funds and orphan well levies from the Alberta Energy Resources Conservation Board.

WORKING CAPITAL

The working capital deficiency increased at June 30, 2011 by $7.6 million compared to December 31, 2010.

FINANCIAL RESOURCES AND LIQUIDITY

As at:	June 30 2011	Dec 31 2010	June 30 2010(2)
($ thousands) Term credit facilities	$155,000	$39,000	$—
Senior unsecured notes(1)	958,384	985,367	1,050,142
Total outstanding debt	1,113,384	1,024,367	1,050,142
Working capital deficiency (excess)	116,815	109,237	(12,648)
Total debt	$1,230,199	$1,133,604	$1,037,494

Twelve months trailing:	June 30 2011	Dec 31 2010	June 30 2010
Net income	86,584	$149,836	$231,501
Add:
Interest and financing charges	72,153	$70,464	$71,462
Deferred tax expense (reduction)	180,722	$171,321	$(91,418)
Depletion, depreciation, amortization and accretion	439,933	$450,125	$585,118
Other non-cash expenses (income)	(121,705)	$(149,049)	$(85,134)
EBITDA	657,687	$692,697	$711,529
Total debt to EBITDA	1.9	1.6	1.5
Total Capitalization(3)	$4,283,755	$4,206,712	$3,842,220
Total debt as a percentage of total capitalization	28.7%	26.9%	27.0%

(1)	Non-current portion of long term debt.

(2)	Pengrowth’s IFRS transition date was January 1, 2010, 2009 comparative information has not been restated.

(3)	Total capitalization includes total outstanding debt plus Shareholders’ Equity. (Total outstanding debt excludes working capital deficit (excess) but includes current portion of long term debt.)

The increase in total debt outstanding at quarter end is a consequence of a larger 2011 capital expenditures as the majority of the incremental investment is funded by drawings against the syndicated credit facility. The strength of the Canadian dollar mitigated the impact of escalated capital spending by continuing to drive down the Canadian equivalent of the US denominated senior unsecured notes. Together this produced a trailing 12 month Total Debt to EBITDA ratio at June 30, 2011 of 1.9x. Although this is up marginally from prior periods it is still within corporate targets.

Term Credit Facilities

At June 30, 2011, Pengrowth’s revolving credit facility was utilized by $155.0 million in borrowings ($0 million – June 30, 2010) and $18.1 million in outstanding letters of credit ($23.1 million —June 30, 2010). The credit facility includes a committed value of $1.0 billion and a $250 million expansion feature providing Pengrowth with up to $1.25 billion of credit capacity from a syndicate of seven Canadian and three foreign banks. The revolving credit facility matures on October 29, 2013 and can be extended at Pengrowth’s discretion anytime prior to maturity subject to syndicate approval. .

22	PENGROWTH Second Quarter 2011 Management’s Discussion & Analysis

Pengrowth also maintains a $50 million demand operating facility with one Canadian bank. This facility was utilized by borrowings of $29.1 million and $5.7 million in outstanding letters of credit. This facility appears on the balance sheet as a current liability in Bank indebtedness.

Together these two facilities provide Pengrowth with up to $1.1 billion of available credit at June 30, 2011.

Financial Covenants

Pengrowth’s senior unsecured notes and credit facilities are subject to a number of covenants, all of which were met throughout the twelve months period ended June 30, 2011. All loan agreements can be found on SEDAR (www.sedar.com) filed under “Other” or “Material Document”.

The calculation for each financial covenant is based on specific definitions, is not in accordance with GAAP and cannot be readily replicated by referring to Pengrowth’s financial statements. The financial covenants are substantially similar between the credit facilities and the senior unsecured notes.

Key financial covenants are summarized below:

1.	Total senior debt must not exceed 3.0 times EBITDA for the last four fiscal quarters;

2.	Total debt must not exceed 3.5 times EBITDA for the last four fiscal quarters;

3.	Total senior debt must be less than 50 percent of total book capitalization; and

4.	EBITDA must not be less than four times interest expense.

There may be instances, such as financing an acquisition, where it would be acceptable for total debt to trailing EBITDA to be temporarily offside. In the event of a significant acquisition, certain credit facility financial covenants are relaxed for two fiscal quarters after the close of the acquisition. Pengrowth may prepare pro forma financial statements for debt covenant purposes and has additional flexibility under its debt covenants for a set period of time. This would be a strategic decision recommended by management and approved by the Board of Directors with steps taken in the subsequent period to restore Pengrowth’s capital structure based on its capital management objectives.

Failing a financial covenant may result in one or more of Pengrowth’s loans being in default. In certain circumstances, being in default of one loan will, absent a cure, result in other loans also being in default. In the event that non compliance continued, Pengrowth would have to repay, refinance or re-negotiate the terms and conditions of the debt and may have to suspend dividends to shareholders.

If certain financial ratios reach or exceed certain levels, management may consider steps to improve these ratios. These steps may include, but are not limited to, raising equity, property dispositions, reducing capital expenditures or dividends. Details of these measures are included in Note 19 to the December 31, 2010, audited financial statements.

Dividend Reinvestment Plan

Pengrowth’s Dividend Reinvestment Plan (“DRIP”) entitles shareholders to reinvest cash dividends in additional shares of the Corporation. Under the revised DRIP, the shares are issued from treasury at a five percent discount to the weighted average closing price of all shares traded on the TSX for the five trading days preceding a dividend payment date.

For the six months ended June 30, 2011, 1.9 million shares were issued for cash proceeds of $22.4 million under the reinvestment plan compared to 0.9 million trust units for cash proceeds of $9.0 million at June 30, 2010.

Pengrowth does not have any off balance sheet financing arrangements.

FINANCIAL INSTRUMENTS

Financial instruments are utilized by Pengrowth to manage its exposure to commodity price fluctuations, foreign currency and interest rate exposures. Pengrowth’s policy is not to utilize financial instruments for trading or speculative purposes. Please see Note 2 to the financial statements for a description of the accounting policies for financial instruments and Note 14 to the financial statements for additional information regarding market risk, credit risk, liquidity risk and fair value of Pengrowth’s financial instruments.

PENGROWTH Second Quarter 2011 Management’s Discussion & Analysis	23

FUNDS FLOW FROM OPERATIONS AND DISTRIBUTIONS/DIVIDENDS

The following table provides funds flow from operations, net income and dividends declared with the excess (shortfall) over dividends and payout ratio:

	Three months ended			Six months ended
($ thousands, except per share amounts)	June 30, 2011	Mar 31, 2011	June 30, 2010	June 30, 2011	June 30, 2010
Funds flow from operations	151,720	146,825	175,549	298,545	337,007
Net income	88,536	5,427	18,177	93,963	157,214
Dividends declared	68,859	68,602	61,175	137,461	122,212
Dividends declared per share	0.21	0.21	0.21	0.42	0.42
Excess of funds flow from operations less dividends declared	82,861	78,223	114,374	161,084	214,795
Per Share	0.25	0.24	0.39	0.49	0.74
Surplus (Shortfall) of net income (loss) less dividends declared	19,677	(63,175)	(42,998)	(43,498)	35,002
Per Share	0.06	(0.19)	(0.15)	(0.13)	0.12
Payout Ratio	45%	47%	35%	46%	36%

As a result of the depleting nature of Pengrowth’s oil and gas assets, capital expenditures are required to offset production declines while other capital is required to maintain facilities, acquire prospective lands and prepare future projects. Capital spending and acquisitions may be funded by the excess of funds flow from operations less dividends declared, through additional debt or the issuance of equity. Pengrowth does not deduct capital expenditures when calculating funds flow from operations.

Funds flow from operations is derived from producing and selling oil, natural gas and related products. As such, funds flow from operations is highly dependent on commodity prices. Pengrowth enters into forward commodity contracts to mitigate price volatility and to provide a measure of stability to monthly cash flow. Details of commodity contracts are contained in Note 14 to the financial statements.

DIVIDENDS

The board of directors and management regularly review the level of dividends. The board considers a number of factors, including expectations of future commodity prices, capital expenditure requirements, and the availability of debt and equity capital. As a result of the volatility in commodity prices, changes in production levels and capital expenditure requirements, there can be no certainty that Pengrowth will be able to maintain current levels of dividends and dividends can and may fluctuate in the future. Pengrowth has no restrictions on the payment of its dividends other than maintaining its financial covenants in its borrowings.

Cash dividends are generally paid to shareholders on or about the 15th day of the month. Pengrowth paid $0.07 per share each of the months January through June 2011, an aggregate of $0.42 per share as cash dividends in both the first and second quarters of 2011.

24	PENGROWTH Second Quarter 2011 Management’s Discussion & Analysis

SUMMARY OF QUARTERLY RESULTS

The following table is a summary of quarterly information for 2011, 2010 and 2009.

2011	Q1	Q2
Oil and gas sales ($000’s)	341,159	355,438
Net income ($000’s)	5,427	88,536
Net income per share ($)	0.02	0.27
Net income per share - diluted ($)	0.02	0.27
Funds flow from operations ($000’s)	146,825	151,720
Dividends declared ($000’s)	68,602	68,859
Dividends declared per share ($)	0.21	0.21
Daily production (boe)	73,634	70,958
Total production (Mboe)	6,627	6,457
Average realized price ($ per boe)	51.15	54.41
Operating netback ($ per boe)	27.64	28.97

2010	Q1	Q2	Q3	Q4
Oil and gas sales ($000’s) (1)	360,174	339,827	319,669	342,983
Net income (loss) ($000’s)	139,037	18,177	144,579	(151,957)
Net income (loss) per share ($)	0.48	0.06	0.49	(0.47)
Net income (loss) per share - diluted ($)	0.48	0.06	0.48	(0.47)
Funds flow from operations ($000’s)	161,458	175,549	149,298	139,941
Distributions declared ($000’s)	61,037	61,175	65,254	45,118 (2)
Distributions declared per unit ($)	0.21	0.21	0.21	0.14 (2)
Daily production (boe)	75,627	75,517	72,704	74,953
Total production (Mboe)	6,806	6,872	6,689	6,896
Average realized price ($ per boe)(1)	52.79	49.17	47.39	49.34
Operating netback ($ per boe)(1)	28.24	27.75	26.58	25.02

2009— Previous GAAP(3)	Q1	Q2	Q3	Q4
Oil and gas sales ($000’s)	322,973	335,634	325,264	359,296
Net income (loss) ($000’s)	(54,232)	10,272	78,290	50,523
Net income (loss) per share ($)	(0.21)	0.04	0.30	0.18
Net income (loss) per share - diluted ($)	(0.21)	0.04	0.30	0.18
Funds flow from operations ($000’s) (4)	138,751	165,604	150,190	160,767
Distributions declared ($000’s)	77,212	77,526	72,235	60,880
Distributions declared per unit ($)	0.30	0.30	0.27	0.21
Daily production (boe)	80,284	82,171	78,135	77,529
Total production (Mboe)	7,226	7,478	7,188	7,133
Average realized price ($ per boe)	44.57	44.74	45.22	50.35
Operating netback ($ per boe)	26.63	24.71	26.28	23.87

(1)	Prior period restated to conform to presentation in the current period.

(2)	Reflects one month less of distribution declared as a result of the corporate conversion.

(3)	Pengrowth’s IFRS transition date was January 1, 2010, 2009 comparative information has not been restated.

(4)	Funds flow from operations is an non-GAAP measure under previous GAAP.

PENGROWTH Second Quarter 2011 Management’s Discussion & Analysis	25

In addition to natural decline, production changes over these quarters was a result of non-core property dispositions in the fourth quarter of 2009 and production limitations due to first quarter 2011 unscheduled pipeline outage, second quarter 2011 scheduled maintenance shutdowns and restrictions due to flooding and forest fires, unscheduled maintenance in the third quarter of 2010 and the second and third quarters of 2009, partly offset by the Monterey acquisition in the third quarter of 2010. Changes in commodity prices have affected oil and gas sales, which have been partially muted by risk management activity to mitigate price volatility and to provide a measure of stability to monthly cash flow. Quarterly net income (loss) has also been impacted by non-cash charges, in particular depletion, depreciation and amortization, accretion of ARO, unrealized mark-to-market gains and losses, unrealized foreign exchange gains and losses, and future taxes. Cash flow was also impacted by changes in royalty expense, operating and general and administrative costs.

BUSINESS RISKS

The amount of dividends available to shareholders and the value of Pengrowth common shares are subject to numerous risk factors. As the common shares allow investors to participate in the net cash flow from Pengrowth’s portfolio of producing oil and natural gas properties, the principal risk factors that are associated with the oil and gas business include, but are not limited to, the following influences:

Risks associated with Commodity Prices

•

The prices of Pengrowth’s products (crude oil, natural gas, and NGLs) fluctuate due to many factors including local and global market supply and demand, weather patterns, pipeline transportation and political and economic stability.

•	Production could be shut-in at specific wells or fields in low commodity prices.

•

Substantial and sustained reductions in commodity prices or equity markets, including Pengrowth’s share price, in some circumstances could result in Pengrowth recording an impairment loss as well as affecting the ability to pay dividends, spend capital and meet obligations.

Risks associated with Liquidity

•

Capital markets may restrict Pengrowth’s access to capital and raise its borrowing costs. To the extent that external sources of capital become limited or cost prohibitive, Pengrowth’s ability to fund future development and acquisition opportunities may be impaired.

•

Pengrowth is exposed to third party credit risk through its oil and gas sales, financial hedging transactions and joint venture activities. The failure of any of these counterparties to meet their contractual obligations could adversely impact Pengrowth. In response, Pengrowth has established a credit policy designed to mitigate this risk and monitors its counterparties on a regular basis.

•	Changing interest rates influence borrowing costs and the availability of capital.

•

Failing a financial covenant may result in one or more of Pengrowth’s loans being in default. In certain circumstances, being in default of one loan will result in other loans also being in default. In the event that non compliance continued, Pengrowth would have to repay the debt, refinance the debt or negotiate new terms with the debt holders and may have to suspend dividends to shareholders.

•

Pengrowth’s indebtedness may limit the amount of dividends that we are able to pay our shareholders, and if we default on our debts, the net proceeds of any foreclosure sale would be allocated to the repayment of our lenders, note holders and other creditors and only the remainder, if any, would be available for dividend to our shareholders.

•

Uncertainty in international financial markets concerning sovereign debt and debt ratings could lead to constrained capital markets, increased cost of capital and negative impact on economic activity and commodity prices.

Risks associated with Legislation and Regulatory Changes

•

Government royalties, income taxes, commodity taxes and other taxes, levies and fees have a significant economic impact on Pengrowth’s financial results. Changes to federal and provincial legislation governing such royalties, taxes and fees could have a material impact on Pengrowth’s financial results and the value of Pengrowth’s common shares.

•

Environmental laws and regulatory initiatives impact Pengrowth financially and operationally. We may incur substantial capital and operating expenses to comply with increasingly complex laws and regulations covering the protection of the environment and human health and safety. In particular, we may be required to incur significant costs to comply with future regulations to reduce greenhouse gas and other emissions.

•

Changes to accounting policies may result in significant adjustments to our financial results, which could negatively impact our business, including increasing the risk of failing a financial covenant contained within our credit facility.

26	PENGROWTH Second Quarter 2011 Management’s Discussion & Analysis

Risks associated with Operations

•

The marketability of our production depends in part upon the availability, proximity and capacity of gathering systems, pipelines and processing facilities. Operational or economic factors may result in the inability to deliver our products to market.

•	Increased competition for properties could drive the cost of acquisitions up and expected returns from the properties down.

•

Timing of oil and gas operations is dependent on gaining timely access to lands. Consultations, that are mandated by governing authorities, with all stakeholders (including surface owners, First Nations and all interested parties) are becoming increasingly time consuming and complex, and are having a direct impact on cycle times.

•	Availability of specialized equipment, during periods of increased activity within the oil and gas sector, may adversely impact timing of operations.

•

Oil and gas operations can be negatively impacted by certain weather conditions, including floods, forest fires and other natural events, which may restrict production and/or delay drilling activities.

•

A significant portion of Pengrowth’s properties are operated by third parties whereby Pengrowth has less control over the pace of capital and operating expenditures. If these operators fail to perform their duties properly, or become insolvent, we may experience interruptions in production and revenues from these properties or incur additional liabilities and expenses as a result of the default of these third party operators.

•

Geological and operational risks affect the quantity and quality of reserves and the costs of recovering those reserves. Our actual results will vary from our reserve estimates and those variations could be material.

•	Oil and gas operations carry the risk of damaging the local environment in the event of equipment or operational failure. The cost to remediate any environmental damage could be significant.

•	Delays in business operations could adversely affect Pengrowth’s dividends to shareholders and the market price of the common shares.

•	During periods of increased activity within the oil and gas sector, the cost of goods and services may increase and it may be more difficult to hire and retain professional staff.

•

Attacks by individuals against facilities and the threat of such attacks may have an adverse impact on Pengrowth and the implementation of security measures as a precaution against possible attacks would result in increased cost to Pengrowth’s business.

•	Actual production and reserves will vary from estimates, and those variations could be material and may negatively affect the market price of the common shares and dividends to our shareholders.

•

Delays or failure to secure regulatory approvals for SAGD pilot projects, or SAGD commercial projects may result in capital being spent with reduced economics, reduced or no further reserves being booked, and reduced or no associated future production and cash flow.

Risks associated with Strategy

•

Capital re-investment on our existing assets may not yield the expected benefits and related value creation. Drilling opportunities may prove to be more costly or less productive than anticipated. In addition, the dedication of a larger percentage of our cash flow to such opportunities may reduce the funds available for dividend payment to shareholders. In such an event, the market value of the common shares may be adversely effected.

•

Pengrowth’s oil and gas reserves will be depleted over time and our level of cash flow from operations and the value of our common shares could be reduced if reserves and production are not replaced. The ability to replace production depends on the amount of capital invested and success in developing existing reserves, acquiring new reserves and financing this development and acquisition activity within the context of the capital markets.

•	Incorrect assessments of value at the time of acquisitions could adversely affect the value of our common shares and dividends to our shareholders.

•	Our dividends and the market price of the common shares could be adversely affected by unforeseen title defects, which could reduce dividends to our shareholders.

General Business Risks

•	Investors’ interest in the oil and gas sector may change over time which would affect the availability of capital and the value of Pengrowth common shares.

•	Inflation may result in escalating costs, which could impact dividends and the value of Pengrowth common shares.

PENGROWTH Second Quarter 2011 Management’s Discussion & Analysis	27

•

Canadian / U.S. exchange rates influence revenues and, to a lesser extent, operating and capital costs. Pengrowth is also exposed to foreign currency fluctuations on the U.S. dollar denominated notes for both interest and principal payments.

•	The ability of investors resident in the United States to enforce civil remedies may be negatively affected for a number of reasons.

•

Under previous GAAP, PP&E was tested for impairment at the total company level. As the unit of measure is smaller under IFRS, it may lead to more frequent impairments at the individual CGU level as a surplus from one asset will no longer shelter a deficit in another.

•	Failure to receive regulatory approval or the expiry of the rights to explore for E&E assets could lead to the impairment of E&E assets.

These factors should not be considered exhaustive. Additional risks are outlined in the AIF of the Corporation available on SEDAR at www.sedar.com.

OUTLOOK

Pengrowth’s capital spending is expected to be $550 million with the majority of the spending directed to Pengrowth’s Swan Hills, Bodo and Lindbergh oil projects.

The 2011 annual average production is expected to be between 72,000 and 74,000 boe per day, Exit production for 2011 is expected to range between 75, 500 and 76,500 boe per day.

Forecasted operating expenses for 2011 are $370 million or $13.90 per boe.

Total G&A costs for 2011 are expected to be $3.00 per boe. Included in Pengrowth’s 2011 G&A forecast, are non-cash G&A costs of approximately $0.49 per boe.

INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)

The adoption of IFRS has not had an impact on Pengrowth’s operations, capital expenditures and overall cash flows. The most significant changes under IFRS relate to Pengrowth’s accounting policies on Property, Plant and Equipment (PP&E), Asset Retirement Obligations (ARO) and Deferred Income Taxes. Pengrowth also adopted certain presentation policies that differ from previous GAAP. The following discusses the significant differences.

•	Property, Plant & Equipment (PP&E)

•	Depletion

•

Under previous GAAP, Pengrowth used total proved reserves in determining depletion. Under IFRS, the carrying amount of property, plant and equipment is depleted or amortized over the useful life of the assets. Pengrowth has determined that depleting on a total proved plus probable reserves basis better approximates the useful life of the assets.

•

Depletion was calculated using a unit of production method on the full cost pool of assets under previous GAAP. Under IFRS, depletion is calculated on a unit of production method at a field or group of fields.

•

These changes resulted in a lower depletion expense under IFRS compared to previous GAAP by approximately $30 million for the three months ended June 30, 2010 and $60 million for the six months ended June 30, 2010.

•	Divestitures

•

Under previous GAAP, proceeds of divestitures of assets were deducted from the full cost pool without the recognition of a gain or loss unless the divesture resulted in a change in the full cost depletion rate of 20 percent or more. Under IFRS, gains or losses on disposition of assets are measured as the difference between the proceeds and carrying value of the assets divested.

•

Pengrowth recorded a gain on divestitures of approximately $2 million in the three months ended June 30, 2010, $11 million in the six months ended June 30, 2010 and $18 million for the year ended December 31, 2010.

•	Impairment testing

•

Under IFRS, PP&E is grouped into Cash Generating Units (“CGU”) based on their ability to generate largely independent cash flows. Impairment is recognized if the carrying value of a CGU exceeds the greater of the fair value of the CGU or its value in use.

28	PENGROWTH Second Quarter 2011 Management’s Discussion & Analysis

•	As CGUs are smaller groups of assets, impairments are expected to be recognized more frequently under IFRS. As of January 1, 2010 and December 31, 2010, no impairment was determined.

•

Under previous GAAP, impairment was recognized if the aggregated carrying value of the full cost pool exceeded the undiscounted cash flows from proved reserves. The amount of the impairment was the excess of the carrying value of the assets over the fair value of the proved plus probable reserves and the cost of unproven properties.

•	ARO

•	Discount Rate

•

Under previous GAAP, Pengrowth was required to use a credit adjusted discount rate in estimating the ARO which was 8.0 percent at the date of transition. Under IFRS, Pengrowth’s policy is to estimate the ARO using a risk free discount rate on January 1, 2010.

•

The effect of using a risk free discount rate of 4.0 percent resulted in an increase of $360 million to the ARO liability which was partly offset by changes to timing and cost estimates of $198 million on transition to IFRS. Accretion of ARO has decreased by approximately $1 million per quarter in 2010 as a result of using a lower discount rate.

•

As of June 30, 2010 the ARO discount rate was revised to 3.5 percent in response to changes in risk free benchmark rates. As a result, the ARO liability was revised to $545 million as compared to $292 million under previous GAAP, with no changes to future expected cash flows.

•	There have been no changes to the ARO discount rate in the three or six months ended June 30, 2011.

•	In addition, more frequent revisions of the ARO liability are expected due to fluctuations in the risk free rate.

•	Deferred Income Taxes

•	Each of the adjustments discussed above resulted in a change in deferred income taxes based on Pengrowth’s effective tax rate.

•

In addition, taxable temporary differences in the legal entity financial statements of Pengrowth Energy Trust were required to be measured using the top marginal personal tax rate of 39 percent, resulting in a reduction to deferred income tax liability of $164 million on transition on January 1, 2010. This IFRS adjustment was reversed through deferred tax expense and shareholders’ capital upon conversion to a corporation on December 31, 2010.

•	Reclassifications

•

Under previous GAAP, interest and financing charges, realized foreign exchange loss (gain), unrealized foreign exchange loss (gain), and accretion were disclosed as separate line items in the statement of income. Under IFRS, these amounts were unchanged, but reported below the determination of operating income.

•

Under previous GAAP, amortization of injectants for miscible floods was disclosed separately; under IFRS amortization of injectants for miscible floods is included with depletion, depreciation and amortization. Interest paid is disclosed as a financing item in the statement of cash flows.

•	Purchases of injectants are classified as a use of cash for investing activities under IFRS.

•

The statement of cash flows includes a subtotal for funds flow from operations which is determined as cash flow from operations after interest and financing charges but before changes in working capital and expenditures on remediation. Management believes that in addition to cash provided by operations, funds flow from operations is a useful supplemental measure as it demonstrates the company’s ability to generate cash flow necessary to fund dividends and capital investments.

Pengrowth’s IFRS accounting policies are provided in Note 2 to the June 30, 2011 interim financial statements. In addition, Note 16 to the interim financial statements presents reconciliations between Pengrowth’s 2010 previous GAAP results and the 2010 IFRS results. The reconciliations include January 1, 2010, June 30, 2010 and December 31, 2010 balance sheets as well as income statements and statements of cash flows for the three and six months ended June 30, 2010 and for the year ended December 31, 2010.

FUTURE CHANGES IN ACCOUNTING POLICIES

IFRS 9: Financial Instruments (“IFRS 9”)

IFRS 9 is expected to be published in three parts. The first part, Phase 1—classification and measurement of financial instruments (“IFRS 9, Phase 1”), was published in October 2010.

PENGROWTH Second Quarter 2011 Management’s Discussion & Analysis	29

IFRS 9, Phase 1, sets out the requirements for recognizing and measuring financial assets, financial liabilities and some contracts to buy or sell non-financial items. IFRS 9, Phase 1 simplifies measurement of financial asset by classifying all financial assets as those being recorded at amortized cost or being recorded at fair value. For financial assets recorded at fair value, any change in the fair value would be recognized in profit or loss. IFRS 9, Phase 1, is required to be adopted for years beginning on or after January 1, 2013 although earlier adoption is allowed. Pengrowth does not expect any significant change to the recognized amounts of financial assets or financial liabilities as a result of the future adoption of IFRS 9, Phase 1, nor has Pengrowth made any decision as to early adoption.

IFRS 10 – Consolidated Financial Statements (“IFRS 10”)

IFRS 10 was published in May 2011. IFRS 10 establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities, including special purpose or variable interest entities. IFRS 10 also defines the principle of control and establishes control as the basis for determining which entities are consolidated in the consolidated financial statements. IFRS 10 is required to be adopted for years beginning on or after January 1, 2013. Earlier adoption is allowed and must be adopted in conjunction with IFRS 12 – Disclosure of Interest in Other Entities. Pengrowth is currently assessing the impact of this new standard.

IFRS 11 – Joint Arrangements (“IFRS 11”)

IFRS 11 was published in May 2011. IFRS 11 establishes principles for financial reporting by parties to a joint arrangement. IFRS 11 divides all joint arrangements into two categories: joint operations where the jointly controlling parties have rights to the assets and obligations for the liabilities relating to the arrangements, and joint ventures where the jointly controlling parties have rights to the net assets of the arrangement. Joint operations would be accounted for using the proportionate consolidation method where Pengrowth’s proportionate interest in the revenues, expenses, assets and liabilities would be disclosed, consistent with Pengrowth’s current accounting for joint operations. Joint ventures would be accounted for using the equity method of accounting, where the investment in the joint venture would be adjusted for Pengrowth’s proportion of the net income or loss of the joint venture. IFRS 11 is required to be adopted for years beginning on or after January 1, 2013 although earlier adoption is allowed. A significant portion of Pengrowth petroleum and natural gas development and production activities are conducted with others and accordingly Pengrowth is currently undertaking an examination of each of these joint arrangements and the impact of adoption of IFRS cannot be determined until this examination is complete.

IFRS 12 – Disclosure of Interest in Other Entities (“IFRS 12”)

IFRS 12 was published in May 2011. IFRS 12 established the requirements for disclosure of ownership interests in subsidiaries, joint arrangements, associates and other entities. IFRS 12 requires disclosure of information that enables users of financial statements to evaluate the nature of, and risks associated with, its interests in other entities and the effects of those interests on its financial position, financial performance and cash flows. IFRS 12 is required to be adopted for years beginning on or after January 1, 2013. Earlier adoption is allowed. Pengrowth is currently assessing the impact of this new standard.

IFRS 13 – Fair Value Measurements (“IFRS 13”)

IFRS 13 was published in May 2011. IFRS 13 defines fair value, sets out a framework for measuring fair value and requires disclosures about fair values. IFRS 13 applies to all other IFRSs that require or permit fair value measurements or disclosures about fair value measurements. IFRS 13 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. That definition of fair value emphasizes a market-based measurement, not an entity-specific measurement. IFRS 13 is required to be adopted for years beginning on or after January 1, 2013. Earlier adoption is allowed. Pengrowth is currently assessing the impact of this new standard.

DISCLOSURE AND INTERNAL CONTROLS

As a Canadian reporting issuer with securities listed on both the TSX and the NYSE, Pengrowth is required to comply with Multilateral Instrument 52-109—Certification of Disclosure in Issuers’ Annual and Interim Filings, as well as the Sarbanes Oxley Act enacted in the United States.

At the end of the interim period ended June 30, 2011, Pengrowth did not have any material weakness relating to design of its internal control over financial reporting. Pengrowth has not limited the scope of its design of disclosure controls and procedures and internal control over financial reporting to exclude controls, policies and procedures of (i) a proportionately consolidated entity in which Pengrowth has an interest; (ii) a variable interest entity in which Pengrowth has an interest; or (iii) a business that Pengrowth acquired not more than 365 days before June 30, 2011 and summary financial information about these items has been proportionately consolidated or consolidated in Pengrowth’s financial statements. During the interim period ended June 30, 2011, no change occurred to Pengrowth’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, Pengrowth’s internal control over financial reporting.

30	PENGROWTH Second Quarter 2011 Management’s Discussion & Analysis